Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Employee email: Deal announcement

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Dear neighbors,

When we started Nextdoor, it was apparent that despite technology’s ability to connect people and communities virtually across the globe, in actuality people had become more disconnected, especially in real life. This inspired us to think: what if we could leverage technology to enable real-world connections? What if Nextdoor could become a place where neighbors can naturally come together to help make their local communities better? Today relationships sparked on Nextdoor connect millions of people back to the original social network — their neighborhood.

Nextdoor is where you go to connect to the neighborhoods that matter to you. What connects all of us who work at Nextdoor is our purpose — to cultivate a kinder world where everyone has a neighborhood they can rely on. To date, millions of neighbors in more than 275,000 neighborhoods globally are using Nextdoor to receive trusted information, give and get help, and build real-world connections with those nearby. Whether it is solving an everyday need or being the first line of defense in a crisis, Nextdoor is at the intersection of the neighborhood — together we are building an active, valued community. And I’m thrilled to announce the next stage of our journey.

Today, we’ve taken the first steps toward becoming a public company. Take a minute to celebrate, because it is your tireless work and determination that got us to this important milestone.

We will be becoming a public company through a merger with Khosla Ventures Acquisition Corp. II (KVSB), a special purpose acquisition company (SPAC) trading on Nasdaq under the ticker “KVSB.” A SPAC is a publicly-listed company formed for the sole purpose of combining with a business like ours through a merger to help build industry-leading companies at scale for the long-term. A SPAC transaction is essentially a more efficient path than an IPO. This transaction enables us to raise capital to fund our growth, while becoming a public company, with access to the public markets, at the same time.

In short, this process will:

•	Provide us with access to new capital to accelerate our current roadmaps and to enable stronger, vibrant, and resilient neighborhoods; and,

•	Give us a platform to tell the Nextdoor story to a broader audience and attract even more interest in our company and purpose.

The decision to pursue a SPAC transaction was a thoughtful, strategic decision and we were very selective in choosing the right partner through a competitive process. Having worked with Vinod Khosla at Khosla Ventures while I was at Square, I know he and his team align with us on making long-term investment decisions in order to build a large, impactful company that connects neighbors globally. In addition, KVSB offered attractive financial terms to Nextdoor as part of the SPAC transaction. Following the closing of the merger with KVSB, which we expect will likely occur in the fourth quarter, Nextdoor will become a publicly traded company. In keeping with our purpose, we have chosen the ticker symbol “KIND”, and our shares will be traded under this ticker once the merger is complete.

This will be an accomplishment that reflects our proven business model, strong growth, and execution to date, and most importantly, your hard work and dedication, without which this would not have been possible.

We are also proud to announce the beginning of the Nextdoor Kind Foundation, which will be dedicated to making local grants to help neighbors strengthen their neighborhoods. The initial funding will come from Co-Founders Nirav Tolia, Sarah Leary and Prakash Janakiraman, founding investor Bill Gurley, and myself.

It’s important to remember that today’s announcement is only the first step in the process. There are numerous steps that will need to be completed before the SPAC transaction closes and we become a public company. We will provide updates at key milestones along the way. Right now we ask you to stay focused on delivering the outstanding and meaningful work that we do here every day.

You will hear more about this transaction and the path ahead today at our All Hands at 9:00 AM PST. We also know you will likely have questions about what this transaction could mean for you, and we will be offering a session with an advisor to share additional information regarding the treatment of your stock options in connection with the transaction. Your Lead will be scheduling time as a team this week to address any additional questions. We ask that you do not speak publicly about the transaction or Nextdoor’s specific business, including on social media (including sharing or reposting Nextdoor’s social posts). As we move towards becoming a public company, confidentiality will be important for all of us to uphold.

I want to personally thank each and every one of you for the tireless work that has gotten us to where we are today. To quote Vinod, “Companies become the team they build not the plans they make.” This is the team that I’m honored to go to work with every day.

Congratulations.

Sarah

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Khosla Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, KVSB intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of KVSB. KVSB and Nextdoor also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVSB are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by KVSB and Nextdoor through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

KVSB and Nextdoor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVSB’s stockholders in connection with the proposed transaction. Information about KVSB’s directors and executive officers and their ownership of KVSB’s securities is set forth in KVSB’s filings with the SEC. To the extent that holdings of KVSB’s securities have changed since the amounts printed in KVSB’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.